UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: August 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bright Scholar Education Holdings Limited

Full name of registrant:

Former name if applicable:

No.1, Country Garden Road, Beijiao Town, Shunde District

Address of principal executive office (Street and number):

Foshan, Guangdong, People’s Republic of China, 528300

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bright Scholar Education Holdings Limited (the “Company”) has experienced a delay in compiling all the information necessary to complete its annual financial statements in connection with the filing of the Form 20-F for the fiscal year ended August 31, 2022 (the “Form 20-F”). The Company is understaffed due to the current wave of COVID-19 infections and therefore, the Company needs additional time to complete the Form 20-F. The Company currently expects to file the Form 20-F within the 15-day extension period prescribed by Rule 12b-25(b)(2)(ii) under the Securities Exchange Act of 1934, as amended.

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PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dongmei Li	(+86)	757-6683-2007
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has disclosed the unaudited results of operations prepared internally by the management for the fiscal 2022 in a press release dated November 29, 2022 (the “2022 Earnings Release”), which was furnished with the Securities and Exchange Commission on Form 6-K on November 30, 2022. According to the 2022 Earnings Release, revenue from continuing operations increased by 22.3% to RMB1,714.9 million (US$248.9 million) for the fiscal 2022 from RMB1,401.8 million for the previous fiscal year. Gross profit increased by 115.8% to RMB478.1 million (US$69.4 million) for the fiscal 2022 from RMB221.5 million for the previous fiscal year. Net loss from continuing operations for the fiscal 2022 was RMB159.4 million (US$23.1 million). Basic and diluted net loss per ordinary share attributable to ordinary shareholders from continuing operations for the fiscal 2022 were RMB1.39 (US$0.2) and RMB1.39 (US$0.2), respectively, as compared to loss of RMB4.54 and RMB4.54, respectively, for the previous fiscal year. Basic and diluted net loss per ADS attributable to ADS holders from continuing operations for the fiscal 2022 were RMB5.56 (US$0.8) and RMB5.56 (US$0.8), respectively, as compared to loss of RMB18.16 and RMB18.16, respectively, for the previous fiscal year.

As of August 31, 2022, the Company’s cash and cash equivalents and restricted cash were RMB857.8 million (US$124.5 million), as compared to RMB1,371.6 million as of May 31, 2022. The Company redeemed all of its outstanding senior notes matured on July 31, 2022 with a total redemption price of US$232.3 million, which consists of principle amount and interest. Net cash generated from operating activities for the fiscal 2022 was RMB45.5 million (US$6.6 million) compared with net cash generated from operating activities of RMB698.8 million for the previous fiscal year.

The unaudited financial information set out above is preliminary and subject to potential adjustments, which could result in significant differences from this preliminary unaudited financial information.

Historically, the Company has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Company believes the cash and cash equivalents currently on hand are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements.

Forward-looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

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BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

(Name of Registrant as Specified in Charter)

Date: December 30, 2022	By	/s/ Dongmei Li
		Name:	Dongmei Li
		Title:	Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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